Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

2nd Floor East, 9735 42nd Avenue

Edmonton, Alberta, T6E 5P8

2.

Date of Material Change

April 7, 2006

3.

News Release

April 7, 2006 via CCNMatthews.

4.

Summary of Material Change

Titan Trading Analytics Inc. (“Titan”) and its wholly owned subsidiary, Titan Trading USA, announce the appointment of Eric Davidson, Technical Research Analyst, to lead Titan’s Research for its Grey Box (semi-automated) Equity Trading Division under its USA Trading Operations.

5.

Full Description of Material Change

Titan and its wholly owned subsidiary, Titan Trading USA, announce the appointment of Eric Davidson, Technical Research Analyst, to lead Titan’s Research for its Grey Box (semi-automated) Equity Trading Division under its USA Trading Operations.  Davidson is a founding member of the Results-Driven Financial Network (“RDFn”), a third-party research firm where he currently serves as Chief Market Technician.  He is a noted speaker and writer on the subject of technical analysis at national industry events and for trading industry periodicals.

Davidson’s appointment is also in preparation for the launch of Titan’s proprietary market data analysis platform, TickAnalyst, currently under development.  He will be instrumental with the testing, implementation and ongoing operations of Titan’s Black Box (fully automated) Division as TickAnalyst comes online later in this quarter.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-438-1239

9.

Date of Report

April 7, 2006